

September 28, 2011

Via E-mail
Timothy G. Healy
Chief Executive Officer
EnerNOC, Inc.
101 Federal Street
Suite 100
Boston, Massachusetts 02110

> **Re: EnerNOC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-33471**

Dear Mr. Healy:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page F-17

1. We note that you have received substantially all of your revenues from electric power grid operators and utilities, and that you share such payments with your C&I customers. Please tell us how you determined that gross reporting is appropriate for your demand

response revenues. In this respect, provide us with a detailed analysis of how you considered each of the indicators or factors set forth in ASC 605-45-45.

Exhibit Index

2. We note your disclosure that during the years ended December 31, 2010, 2009 and 2008, revenues generated from sales to PJM accounted for 60%, 52% and 28%, respectively, of your total revenues. In addition revenues generated from two fixed price contracts with, and open market sales to ISO-NE accounted for 18%, 29% and 36%, respectively, of your total revenues for the years ended December 31, 2010, 2009 and 2008. It does not appear that you have filed any agreements with PJM or ISO-NE as exhibits. Please provide us with an analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits and revise your disclosure to describe the material terms of the agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief